UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

VAB FINANCE NO 1 PLC

(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company’s Incorporation or Organization)

VAB Finance No 1 plc
(Name of Person(s) Furnishing Form)

U.S.$125,000,000 10.50 per cent. Loan Participation Notes due 2014
(Title of Class of Subject Securities)

ISIN: XS0303241615

Common Code: 030324161
(CUSIP Number of Class of Securities (if applicable))

VAB Finance No 1 plc
c/o Capita Trust Company Limited
7th Floor, Phoenix House
18 King William Street
London EC4N 7HE
United Kingdom

+44 20 3367 8200

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

David Stewart

LATHAM & WATKINS LLP
Ul. Gasheka 6, Ducat III, Office 510
Moscow 125047
Russia
+7.495.644.1927

May 16, 2014
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.                                 Home Jurisdiction Documents

(a) The following documents have been delivered to holders of securities, or published in the home jurisdiction, of VAB Finance No 1 plc and were required to be disseminated to U.S. security holders or published in the United States:

Exhibit No.

99.1 Consent Solicitation Memorandum dated May 16, 2014

Item 2.                                 Informational Legends

The required legend is included on prominent portions of the documents referred to in Item 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.

99.2 Press release dated May 16, 2014

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by VAB Finance No 1 plc with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on May 16, 2014.

EXPLANATORY NOTE:

The transactions contemplated by the proposal referred to in the Consent Solicitation Memorandum, dated May 16, 2014 may be deemed to be an offer of securities. Therefore, holders of the notes in the United States may only participate in the solicitation pursuant to an exemption from the U.S. tender offer rules under the Securities Exchange Act of 1934, as amended, and pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VAB FINANCE NO 1 PLC

By:	/s/ Paula Corrigan
	Name:	Paula Corrigan on behalf of Capita Trust Corporate Limited
	Title:	Director

/s/ Paul Glendenning
	Name:	Paul Glendenning on behalf of Capita Trust Corporate Services Limited
	Title:	Director

Date:	May 16, 2014